SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated July 23, 2002

                         Incorporated by reference into
                    Novartis AG's Registration Statements on
                     Form F-3, as filed with the Commission
                      on May 11, 2001 (File No. 333-60712)
                  and on January 21, 2002 (File No. 333-81862)


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                   ___________
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X   Form 40-F
                                       -             -

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No X
                                       -      -


Enclosure:   Novartis announces share repurchase program (July 22, 2002)




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NOVARTIS LOGO                  Investor Relations     Novartis International AG
                                                      CH-4002 Basel
                                                      Switzerland
                                                      Karen J Huebscher, PH.D.
                                                      Tel +41 61 324 8433
                                                      Nafida Bendali
                                                      Tel +41 61 324 3514
                                                      Sabine Moravi, MBA
                                                      Tel + 41 61 324 8989
                                                      Silke Zenter
                                                      Tel +41 61 324 8612
                                                      Francisco Bouzas
                                                      Tel +41 61 324 8444
                                                      Fax + 41 61 324 8844
                                                      Internet Address:
                                                      http://www.novartis.com

                         - Investor Relations Release -


Novartis announces share repurchase program

Return of liquidity to shareholders

Basel, 22 July 2002 - Novartis AG announced today that its Board of Directors has decided to initiate a new share repurchase program for an amount of up to CHF 4 billion.

Subject to approval by the Swiss takeovers commission, the shares will be repurchased over an unspecified time via a second trading line. The program will apply exclusively to Novartis shares registered with the SWX Swiss Exchange and not to Novartis American Depositary Shares (ADSs) traded on the New York Stock Exchange. The Board's intention is to propose at forthcoming annual general meetings a reduction of Novartis' share capital by amounts corresponding to the shares repurchased under this program.

Daniel Vasella, Chairman and CEO of Novartis, commented: "Novartis' strong capital position allows us to return a part of our liquidity to our shareholders by repurchasing shares, taking advantage of the current attractive share price."

For the repurchase program, a second trading line for Novartis registered shares will be established on the SWX Swiss Exchange as soon as the Swiss takeovers commission has approved this program. Novartis will be the exclusive buyer on this line and intends to repurchase its own shares for the purpose of subsequently reducing its share capital. Ordinary trading of Novartis registered shares under the Swiss security number 445 884 will not be affected and will continue as usual. A shareholder wishing to sell Novartis registered shares has the option of selling either via the ordinary trading channel or to Novartis via the second line for the purpose of the subsequent share capital reduction.

For shares purchased on the second trading line, a Swiss federal withholding tax rate of 35% on the difference between the repurchase price of the Novartis registered share and its nominal value will be levied.

This is the third share buy-back program initiated by the Group. The previous programs, in 1999 and 2001, were both for CHF 4 billion and have been fully completed.

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "will be repurchased over an

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unspecified time", "will apply", "present intention is to propose", "intends to", or similar expressions. Such statements reflect the current views of the Group with respect to this share repurchase program and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual performance of the share repurchase program to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. In particular, subsequent events may make the repurchase program and the intended reduction of share capital unattractive. Other factors are discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In the first half of 2002, the Group's businesses achieved sales of CHF 16.3 billion (USD 9.9 billion) and a net income of CHF 3.8 billion (USD 2.3 billion). Earnings per share increased 5%. Headquartered in Basel, Switzerland, Novartis Group companies employ about 74 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

The following applies, among others, to the United States of America and to US persons:

THIS OFFER IS NOT MADE IN THE UNITED STATES OF AMERICA AND TO US PERSONS AND MAY BE ACCEPTED ONLY BY NON-US PERSONS AND BY PERSONS OUTSIDE THE UNITED STATES. OFFERING MATERIALS WITH RESPECT TO THIS OFFER MAY NOT BE DISTRIBUTED IN OR SENT TO THE UNITED STATES AND MAY NOT BE USED FOR THE PURPOSE OF SOLICITATION OF AN OFFER TO PURCHASE OR SELL ANY SECURITIES IN THE UNITED STATES.


                                     # # #

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Novartis AG


Date:  July 23, 2002                   By: /s/ MALCOLM B. CHEETHAM
                                           ----------------------------

                                       Name:  Malcolm B. Cheetham
                                       Title: Head Group Financial
                                              Reporting and Accounting



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